

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 3, 2011

via U.S. mail and facsimile

Mr. Wengshen Chen, Chief Executive Officer
Universal Solar Technology, Inc.
No. 1 Pingbei Road 2
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong Province
PRC 519060

RE: Universal Solar Technology, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed January 31, 2011
File No. 333-150768

Dear Mr. Chen:

We have reviewed your response dated January 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2009

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 34

1. We have read your response and revision to comment 2 in our letter dated January 12, 2011. We note you have not included herein the $3.3 million spent during the year ended December 31, 2009 to acquire property and equipment relating to the construction of NUST's manufacturing facilities. Please revise future filings to disclose the costs incurred to date and during the reporting period, as applicable.

Schedule I – Condensed Parent Only Financial Statements, page S-1

2. We have read your response to comment 5 in our letter dated January 12, 2011.
    Given the accumulated losses of your subsidiaries of approximately $651,500,
    please explain to us your consideration of ASC Topic 323-10-35-19 through 323-
    10-35-21 regarding the propriety of continuing to apply the equity method.
    Please explain to us your consideration of ASC Topic 323-10-35-31 through 323-
    10-35-32 in determining whether an other than temporary impairment has
    occurred in the value of your investment.

                          *   *   *   *

        You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence,
me at (202) 551-3355, if you have questions regarding comments on the financial
statements and related matters.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief